December 12, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (301) 870-6432

Ms. Cynthia L. Hedrick, Chief Financial Officer
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD   20602

RE: American Community Properties Trust
File No. 1-14369
Form 10-K for the year ended December 31, 2005

Dear Ms. Hedrick:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief